SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 16 December 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP SALE OF INNOVENE TO INEOS COMPLETED


BP announced today that the sale of Innovene, its petrochemicals group, to INEOS completed at 13.30 hours, UK time.


"The sale of Innovene has been the biggest single divestment in BP's history and with hard work on both sides we have completed it in just 10 weeks - ahead of schedule and still in 2005. This is excellent news for BP's shareholders and I wish Ineos and its staff success for the future," said Lord Browne, BP group chief executive.


Notes to editors:


* BP announced on 7th October 2005 that it would sell Innovene, its olefins, derivatives and refining group, to UK-based INEOS. The $9 billion cash sale included Innovene's manufacturing sites, markets and technologies.

* The European Commission cleared the proposed acquisition under the EU Merger Regulation on 9th December.

* BP first announced the intention of separating its olefins and derivatives business from its petrochemicals portfolio in April 2004 with an initial public offering (IPO) as one, possible, disposal option. In the interim, it received a number of approaches from companies considering a trade sale.


Further media enquiries:

BP:       Press Office      +44 (0)207 496 4076




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 16 December 2005                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary